UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 4)1

LEGACY HOUSING CORPORATION

(Name of Issuer)

Common Stock, $0.001 par value

(Title of Class of Securities)

52472M101

(CUSIP Number)

December 31, 2021

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☐	Rule 13d-1(c)

☒	Rule 13d-1(d)

1 The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 52472M101

1	NAMES OF REPORTING PERSONS Curtis D. Hodgson
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions)		(a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 1,857,817
	6	SHARED VOTING POWER 3,870,594
	7	SOLE DISPOSITIVE POWER 1,857,817
	8	SHARED DISPOSITIVE POWER 3,870,594
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,728,411(1)
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions)		☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 23.7%(2)
12	TYPE OF REPORTING PERSON (see instructions) IN

(1)	Mr. Hodgson’s beneficial ownership includes (a) 1,857,817 shares of common stock owned directly by Mr. Hodgson, (b) 1,000,000 shares of common stock owned directly by Hodgson Ventures, a Texas limited partnership, of which Mr. Hodgson is the general partner, (c) 2,770,594 shares of common stock owned directly by the Hodgson 2015 Grandchild’s Trust, of which Mr. Hodgson shares voting and investment power with respect to such shares and (d) 100,000 shares of common stock owned directly by Cusach, Inc., an entity controlled by Mr. Hodgson.
(2)	Such percentage is based on 24,209,556 shares of common stock outstanding as of November 5, 2021 as reported in Legacy Housing Corporation’s Quarterly Report on Form 10-Q filed with the U.S. Securities and Exchange Commission on November 9, 2021.

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CUSIP No. 52472M101

Item 1(a).	Name of issuer:

Legacy Housing Corporation, a Texas corporation (the “Company”).

Item 1(b).	Address of issuer’s principal executive offices:

1600 Airport Freeway

#100

Bedford, Texas 76022

Item 2(a).	Name of person filing
Item 2(b).	Address of principal business office or, if none, residence
Item 2(c).	Citizenship

Curtis D. Hodgson

c/o Legacy Housing Corporation

1600 Airport Freeway

#100

Bedford, Texas 76022

Citizenship: USA

Item 2(d).	Title of class of securities:

Common Stock, $0.001 par value per share (the “Common Stock”).

Item 2(e).	CUSIP No.:

52472M101

Item 3.	If this statement is filed pursuant to §§240.13d-1(b), or 240.13d-2(b) or (c), check whether the person filing is a:

	☒	Not applicable.

(a)	☐	Broker or dealer registered under Section 15 of the Act (15 U.S.C. 78o);

(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);

(c)	☐	Insurance company as defined in Section 3(a)(19) of the Act (15 U.S.C. 78c);

(d)	☐	Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);

(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);

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CUSIP No. 52472M101

(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	☐	A non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J);

(k)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(K).

If filing as a non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J), please specify the type of institution: _____

Item 4.	Ownership

(a)	Amount beneficially owned:

As of December 31, 2021, Curtis D. Hodgson beneficially owned 5,728,411 shares of Common Stock. Mr. Hodgson’s beneficial ownership includes (i) 1,857,817 shares of Common Stock owned directly by Mr. Hodgson, (ii) 1,000,000 shares of Common Stock owned directly by Hodgson Ventures, a Texas limited partnership, of which Mr. Hodgson is the general partner, (iii) 2,770,594 shares of Common Stock owned directly by the Hodgson 2015 Grandchild’s Trust, of which Mr. Hodgson shares voting and investment power with respect to such shares and (iv) 100,000 shares of Common Stock owned directly by Cusach, Inc., an entity controlled by Mr. Hodgson.

(b)	Percent of class:

As of December 31, 2021, Mr. Hodgson owned 23.7% of the outstanding shares of Common Stock. This percentage is calculated based on 24,209,556 shares of Common Stock outstanding as of November 5, 2021 as reported in the Company’s Quarterly Report on Form 10-Q filed with the U.S. Securities and Exchange Commission on November 9, 2021.

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote

See Cover Pages Items 5-9.

(ii)	Shared power to vote or to direct the vote

See Cover Pages Items 5-9.

(iii)	Sole power to dispose or to direct the disposition of

See Cover Pages Items 5-9.

(iv)	Shared power to dispose or to direct the disposition of

See Cover Pages Items 5-9.

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CUSIP No. 52472M101

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not Applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not Applicable.

Item 8.	Identification and Classification of Members of the Group.

Not Applicable.

Item 9.	Notice of Dissolution of Group.

Not Applicable.

Item 10.	Certifications.

Not Applicable.

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CUSIP No. 52472M101

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: July 21, 2022

/s/ Curtis D. Hodgson
CURTIS D. HODGSON

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